Exhibit 12.1

Autoliv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Year Ended December 31,
	2007		2008		2009		2010		2011
Fixed charges
Interest expense	$62.5		$72.9		$68.2		$66.6		$68.2
Interest portion of rental expense (1)	8.7		10.2		9.3		9.7		12.0

Total	$71.2		$83.1		$77.5		$76.3		$80.2

Earnings

Income before income taxes	$446.2		$248.7		$5.5		$805.5		$828.3
Earnings in Affiliates	-6.4		-3.9		-3.8		-5.5		-6.8
Fixed charges +	71.2		83.1		77.5		76.3		80.2
Cash from Affiliates +	1.1		2.2		9.2		9.2		6.4

Total	$512.1		$330.1		$88.4		$885.5		$908.1

Ratios of Earnings to Fixed Charges	7	x	4	x	1	x	12	x	11	x

(1)	One-third of all rental expense is deemed to be interest.

For the purpose of computing these ratios, (i) “earnings” consists of the sum of pre-tax income from continuing operations before adjustment for minority interests in our consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; and distributed income of equity investees; and (ii) “fixed charges” consists of the sum of interest expense (which includes amortization of premiums, discounts, and capitalized expenses related to debt issue costs, when applicable); capitalized interest; and one-third of rental expense which we believe to be a reasonable estimate of an interest factor in our leases.